Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of

The Travelers 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-157092, 333-128026 and 333-114135) on Form S-8 of The Travelers Companies, Inc., of our report dated June 15, 2015, with respect to the statements of net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 which report appears in the December 31, 2014 annual report for Form 11-K of The Travelers 401(k) Savings Plan.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

June 15, 2015